Exhibit 3.1

FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate, Amendment or Withdrawal of Designation

NRS 78.1955, 78.1955(6)

- [x] Certificate of Designation
- [ ] Certificate of Amendment to Designation - Before Issuance of Class or Series
- [ ] Certificate of Amendment to Designation - After Issuance of Class or Series
- [ ] Certificate of Withdrawal of Certificate of Designation

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of entity: NEXTTRIP, INC. Entity or Nevada Business Identification Number (NVID): NV19851021209
2. Effective date and time:	For Certificate of Designation or Amendment to Designation Only (Optional): Date: Time: (must not be later than 90 days after the certificate is filed)
3. Class or series of stock: (Certificate of Designation only)	The class or series of stock being designated within this filing: Series B Convertible Preferred Stock
4. Information for amendment of class or series of stock:	The original class or series of stock being amended within this filing:
5. Amendment of class or series of stock:	[ ] Certificate of Amendment to Designation- Before Issuance of Class or Series As of the date of this certificate no shares of the class or series of stock have been issued.
	[ ] Certificate of Amendment to Designation- After Issuance of Class or Series The amendment has been approved by the vote of stockholders holding shares in the corporation entitling them to exercise a majority of the voting power, or such greater proportion of the voting power as may be required by the articles of incorporation or the certificate of designation.
6. Resolution: Certificate of Designation and Amendment to Designation only)	By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes OR amends the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.*
7. Withdrawal:	Designation being Withdrawn: Date of Designation: No shares of the class or series of stock being withdrawn are outstanding. The resolution of the board of directors authorizing the withdrawal of the certificate of designation establishing the class or series of stock: *
8. Signature: (Required)	X [signature] Signature of Officer Date: 05/06/2026

* Attach additional page(s) if necessary

This form must be accompanied by appropriate fees.

Page 1 of 1
Revised: 8/1/2023

EXHIBIT A

CERTIFICATE OF DESIGNATION OF

PREFERENCES, RIGHTS AND LIMITATIONS OF

SERIES B CONVERTIBLE PREFERRED STOCK

of

NEXTTRIP, INC.

Pursuant to Section 78.1955 of the Nevada Revised Statutes

THE UNDERSIGNED DOES HEREBY CERTIFY, on behalf of NextTrip, Inc., a Nevada corporation (the “Corporation”), that the following resolution was duly adopted by the Board of Directors of the Corporation (the “Board of Directors”), in accordance with the provisions of Section 78.1955 of the Nevada Revised Statutes (the “NRS”), via unanimous written consent on December 4, 2025, which resolution provides for the creation of a series of the Corporation’s Preferred Stock, par value $0.001 per share, which is designated as “Series B Convertible Preferred Stock,” with the preferences, rights and limitations set forth therein relating to dividends, conversion, redemption, dissolution and distribution of assets of the Corporation.

WHEREAS: the Amended and Restated Articles of Incorporation of the Corporation, as amended (the “Articles of Incorporation”), provides for a class of its authorized stock known as Preferred Stock, consisting of 10,000,000 shares, $0.001 par value per share (the “Preferred Stock”), issuable from time to time in one or more series.

RESOLVED: that, pursuant to authority conferred upon the Board of Directors by the Articles of Incorporation, (i) a series of Preferred Stock of the Corporation be, and hereby is authorized by the Board of Directors, (ii) the Board of Directors hereby authorizes the issuance of shares of “Series B Convertible Preferred Stock” pursuant to the terms of the Securities Purchase Agreement, dated as of May 6, 2026, by and among the Corporation and the initial Holders (as defined below) (the “Purchase Agreement”) and (iii) the Board of Directors hereby fixes the designations, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of such shares of Preferred Stock, in addition to any provisions set forth in the Articles of Incorporation that are applicable to the Preferred Stock of all classes and series, as follows:

TERMS OF SERIES B CONVERTIBLE PREFERRED STOCK

1. Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Business Day” means any day other than a Saturday, Sunday or other day on which banks in New York, New York, are authorized or obligated by Law to be closed.

“Commission” means the United States Securities and Exchange Commission.

“Common Stock” means the Corporation’s common stock, par value $0.001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed.

“Common Stock Equivalents” means any securities of the Corporation or any of its Subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

“Conversion Shares” means, collectively, the shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock in accordance with the terms hereof.

“Conversion Shares Registration Statement” means a registration statement that registers the resale of all Conversion Shares of the Holders, who shall be named as “selling stockholders” therein and meets the requirements of the Purchase Agreement.

“Dividend Rate” means twelve percent (12.0%) per annum, calculated on the Stated Value on a 360-day year of twelve 30-day months.

“Default Dividend Rate” means eighteen percent (18%) per annum, calculated on the same basis as the Dividend Rate.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Event of Default” means the occurrence of any of the following events:

(a) the Corporation’s failure to pay the Mandatory Default Amount or any portion thereof within five (5) Business Days of the date on which such amount becomes due and payable under this Certificate of Designation;

(b) any breach by the Corporation of any representation, warranty or covenant under the Purchase Agreement, this Certificate of Designation or any other transaction document which breach (if curable) is not cured within two (2) Business Days after written notice from any Holder;

(c) the insolvency, bankruptcy, receivership, assignment for the benefit of creditors, or commencement of any proceedings under any bankruptcy, insolvency or similar law by or against the Corporation;

(d) any of the following with respect to the Corporation’s listing on the Principal Market:

(i) the actual suspension or delisting of the Common Stock from the Principal Market or any Trading Market;

(ii) the Corporation’s receipt of any deficiency notice, non-compliance notice, deficiency letter, or determination letter from the Principal Market (or the staff thereof) indicating non-compliance with any continued listing requirement, including without limitation any minimum bid price requirement, minimum stockholders’ equity requirement, minimum market value of listed securities requirement, minimum market value of publicly held shares requirement, audit committee composition requirement, or timely filing requirement;

(iii) the closing bid price of the Common Stock on the Principal Market is less than $1.00 per share for ten (10) consecutive Trading Days, regardless of whether a deficiency notice has been issued;

(iv) the Corporation’s stockholders’ equity falls below $2,500,000 (or such higher minimum then required by the Principal Market for continued listing);

(v) the Corporation receives a Staff Delisting Determination, public reprimand letter, or notice of removal from the Principal Market under any rule of the Principal Market;

(vi) the Corporation’s Common Stock is moved from the Nasdaq Capital Market to any tier of the OTC Markets, the Pink Sheets, or any other quotation system other than an Eligible Market (as defined in the Purchase Agreement); or

(vii) the Corporation publicly discloses any communication from the Principal Market indicating, suggesting, or implying that delisting is being considered, including without limitation any “Public Reprimand Letter” or “Listing Qualifications” notice.

(e) the entry of any unsatisfied judgment or the imposition of any lien against the Corporation in excess of $100,000;

(f) a material adverse change in the business, assets, operations or financial condition of the Corporation;

(g) a Change of Control of the Corporation. For purposes hereof, “Change of Control” means (i) any sale, transfer or issuance or series of sales, transfers and/or issuances of shares of the Corporation by the Corporation or any holders thereof, which results in any Person or group of Persons acting in concert holding more than 50% of the outstanding Common Stock of the Corporation, (ii) any merger, consolidation, share exchange or other transaction or series of transactions to which the Corporation is a party and in which shares of the Corporation are exchanged for or converted into other shares or securities or the right to receive cash or other property where, as a result thereof, holders of the Corporation’s shares outstanding immediately prior to such transaction or series of transactions represent, following such transaction or series of transactions, holders of less than 50% of the outstanding voting power of the Corporation, or (iii) any sale, transfer, lease or license by the Corporation of all or substantially all of its assets;

(h) the Corporation’s failure to deliver Conversion Shares pursuant to Section 6(c)(i) on two (2) or more Trading Days, whether or not consecutive;

(i) the Corporation’s failure to file any periodic report (including Form 10-K, 10-Q, or 8-K) with the Commission within the time period required (including any permitted extension under Rule 12b-25);

(j) the Corporation’s loss of DTC eligibility, the imposition of any “chill” or “freeze” by DTC on the Corporation’s Common Stock, or the Transfer Agent ceasing to participate in FAST;

(k) the registration statement covering the Conversion Shares ceases to be effective and available for resale of all Conversion Shares for more than two (2) consecutive calendar days;

(l) the Corporation effects, or enters into an agreement to effect, any Variable Rate Transaction (as defined in the Purchase Agreement) in violation of Section 4.12(b) of the Purchase Agreement;

(m) the Corporation fails to maintain the share reservation required by Section 6(g);

(n) the Corporation’s failure to execute an at-the-market offering agreement with Craft Capital Management LLC (or its designated affiliate) within sixty (60) days of the Original Issue Date; or

(o) the Corporation’s issuance or sale of any shares of Common Stock or Common Stock Equivalents at an effective price per share (or with a conversion or exercise price per share) that is more than ten percent (10%) below the Adjusted Conversion Price then in effect, without the prior written consent of the Holders of a majority of the then outstanding shares of Series B Preferred Stock, other than an Exempt Issuance as defined in the Purchase Agreement. For purposes of this clause, the ““Adjusted Conversion Price”“ means the Fixed Conversion Price then in effect minus $0.125 (representing the value ascribed to the warrants).

“Fixed Conversion Price” means $2.755 per share, as adjusted pursuant to Section 6(e).

“Holder” means a holder of shares of Series B Preferred Stock.

“Mandatory Default Amount” means an amount equal to 130% of the sum of (i) the Stated Value of all outstanding shares of Series B Preferred Stock plus (ii) all accrued and unpaid Dividends thereon (with Dividends calculated at the Default Dividend Rate set forth in Section 3) plus (iii) any liquidated damages, late fees, indemnification obligations, or other amounts then due and payable to the Holder under any Transaction Document.

“Mandatory Redemption Date” means August 30, 2026, subject to extension at the option of the Holder pursuant to Section 7(b).

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Principal Market” means the NASDAQ Capital Market.

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect.

“Securities Act” means the Securities Act of 1933, as amended.

“Stated Value” shall mean $2.755 per share, subject to adjustment for stock splits, stock dividends, recapitalizations, reorganizations, reclassifications, combinations, subdivisions or other similar events occurring after the Original Issue Date with respect to the Series B Preferred Stock.

“Trading Day” means a day on which the principal Trading Market is open for business.

“Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, OTC Markets or the New York Stock Exchange (or any successors to any of the foregoing).

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on a Trading Market, the daily volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the Trading Market on which the Common Stock is then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if the Common Stock is not then listed or quoted for trading on a Trading Market and if prices for the Common Stock are then reported on the OTC Pink Marketplace maintained by OTC Markets Group Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Stock so reported, or (c) in all other cases, the fair market value of a share of Common Stock as determined by an independent appraiser selected in good faith by the Purchaser of a majority in interest of the Securities then outstanding and reasonably acceptable to the Corporation, the fees and expenses of which shall be paid by the Corporation.

2. Designation, Amount and Par Value. The series of Preferred Stock shall be designated as the Corporation’s Series B Convertible Preferred Stock (the “Series B Preferred Stock”) and the number of shares so designated shall be 450,000. Each share of Series B Preferred Stock shall have a par value of $0.001 per share.

3. Dividends. From and after the first date of issuance of any Series B Preferred Stock (the “Original Issue Date”), each Holder shall be entitled to receive dividends (“Dividends”), which Dividends shall be computed on the basis of a 360-day year and the actual number of days elapsed and shall accrue at the Dividend Rate on the Stated Value of each share of Series B Preferred Stock. Dividends shall be payable in cash upon redemption or added to the Stated Value upon conversion.

(a) Dividends shall accrue on the Stated Value of each share of Series B Preferred Stock at the Dividend Rate. At any time prior to redemption or conversion, the Corporation may elect to pay accrued Dividends in cash by delivering written notice to the Holders, provided that if the Corporation does not so elect, all accrued and unpaid Dividends shall be added to the Stated Value upon conversion or paid in cash upon redemption.

(b) To the extent unpaid, accrued Dividends shall continue to accrue and shall be (i) added to the Stated Value and included in the Conversion Amount upon any conversion, or (ii) paid in cash upon any redemption or upon any liquidation, dissolution or winding up of the Corporation pursuant to Section 5.

(c) Notwithstanding the foregoing, upon the occurrence and during the continuance of any Event of Default, the Dividend Rate shall automatically increase to the Default Dividend Rate, retroactive to the Original Issue Date, and Dividends accruing at the Default Dividend Rate shall be compounded monthly.

4. Voting Rights.

(a) Except as otherwise provided herein or as otherwise required by the NRS, the Series B Preferred Stock shall have no voting rights. However, as long as any shares of Series B Preferred Stock are outstanding, the Corporation shall not, without the affirmative vote of the Holders of a majority of the then outstanding shares of the Series B Preferred Stock: (i) alter or change adversely the powers, preferences or rights given to the Series B Preferred Stock or alter or amend this Certificate of Designation, amend or repeal any provision of, or add any provision to, the Articles of Incorporation or Amended and Restated Bylaws of the Corporation, or file any articles of amendment, certificate of designations, preferences, limitations and relative rights of any series of Preferred Stock, if such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the Series B Preferred Stock, regardless of whether any of the foregoing actions shall be by means of amendment to the Articles of Incorporation or by merger, consolidation, recapitalization, reclassification, conversion or otherwise, (ii) issue further shares of Series B Preferred Stock or increase or decrease (other than by conversion) the number of authorized shares of Series B Preferred Stock or (iii) enter into any agreement with respect to any of the foregoing.

(b) Any vote required or permitted under Section 4(a) may be taken at a meeting of the Holders or through the execution of an action by written consent in lieu of such meeting, provided that the consent is executed by Holders representing a majority of the outstanding shares of Series B Preferred Stock.

5. Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the Holders of shares of Series B Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the Holders of Common Stock and any other class or series of capital stock of the Corporation ranking junior to the Series B Preferred Stock (collectively, the “Junior Stock”), an amount per share equal to the greater of (i) 115% of the Stated Value plus all accrued and unpaid Dividends thereon, or (ii) the amount that such Holder would receive if such Holder converted all of its shares of Series B Preferred Stock into Common Stock immediately prior to such liquidation, dissolution or winding up. The Series B Preferred Stock shall rank pari passu with all existing preferred shares of the Corporation with respect to payment of dividends and distribution of assets upon liquidation, dissolution, or winding up. If, upon any such liquidation, dissolution or winding up, the assets and funds available for distribution among the Holders of the Series B Preferred Stock shall be insufficient to permit the payment to such Holders of the full preferential amount aforesaid, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the Holders of the Series B Preferred Stock and any other pari passu preferred stock in proportion to the amount that each such Holder is entitled to receive. After the payment of the full amount of the liquidation preference to which they are entitled, the Holders of Series B Preferred Stock shall have no right or claim to any of the remaining assets of the Corporation. The consolidation or merger of the Corporation with or into any other corporation or entity, or the sale or transfer of all or substantially all of the assets of the Corporation, shall not be deemed to be a liquidation, dissolution or winding up of the Corporation for purposes of this Section 5.

6. Conversion. The Holders of Series B Preferred Stock shall have the following conversion rights:

(a) Optional Conversion. At any time after the Original Issue Date, each Holder of Series B Preferred Stock shall have the right, at such Holder’s option, to convert any or all of the shares of Series B Preferred Stock held by such Holder into fully paid and nonassessable shares of Common Stock, provided that such shares of Common Stock are registered for resale under the Conversion Shares Registration Statement. The number of shares of Common Stock issuable upon conversion of each share of Series B Preferred Stock shall be equal to the quotient obtained by dividing (i) the Stated Value of such share of Series B Preferred Stock plus all accrued and unpaid Dividends thereon (the “Conversion Amount”) by (ii) the Conversion Price (as defined below) in effect on the date of conversion. Such conversion shall be effected by the surrender of the certificate or certificates representing the shares of Series B Preferred Stock to be converted, duly endorsed or assigned in blank to the Corporation or in such other form as the Corporation may reasonably require, at the principal office of the Corporation or the office of the transfer agent for the Series B Preferred Stock, accompanied by written notice of conversion in the form attached as Annex A hereto (the “Notice of Conversion”) specifying the number of shares of Series B Preferred Stock to be converted and the name or names in which such Holder wishes the certificate or certificates for Common Stock to be issued. The date of delivery of any such Notice of Conversion by a Holder to the Corporation shall be referred to as a “Conversion Notice Date”.

(b) Conversion Price. Subject to adjustment as provided herein, the conversion price (the “Conversion Price”) in respect of any share of Series B Preferred Stock, in effect on any conversion date shall be equal to the Fixed Conversion Price.

(c) Mechanics of Conversion.

(i) Delivery of Conversion Shares Upon Conversion. Not later than one (1) Trading Day after each Conversion Notice Date (the “Share Delivery Date”), the Corporation shall deliver, or cause to be delivered, to the converting Holder the number of Conversion Shares being acquired upon the conversion of the Series B Preferred Stock, which Conversion Shares shall be free of restrictive legends and trading restrictions. The Corporation shall deliver the Conversion Shares electronically through the Depository Trust Company or another established clearing corporation performing similar functions.

(ii) Failure to Deliver Conversion Shares. If, in the case of any Notice of Conversion, such Conversion Shares are not delivered to or as directed by the applicable Holder by the Share Delivery Date, the Holder shall be entitled to elect by written notice to the Corporation at any time on or before its receipt of such Conversion Shares, to rescind such Conversion, in which event the Corporation shall promptly return to the Holder any original Series B Preferred Stock certificate delivered to the Corporation and the Holder shall promptly return to the Corporation the Conversion Shares issued to such Holder pursuant to the rescinded Notice of Conversion.

(iii) Obligation Absolute. The Corporation’s obligation to issue and deliver the Conversion Shares upon conversion of Series B Preferred Stock in accordance with the terms hereof is absolute and unconditional, irrespective of any action or inaction by a Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by such Holder or any other Person of any obligation to the Corporation or any violation or alleged violation of law by such Holder or any other person, and irrespective of any other circumstance which might otherwise limit such obligation of the Corporation to such Holder in connection with the issuance of such Conversion Shares; provided, however, that such delivery shall not operate as a waiver by the Corporation of any such action that the Corporation may have against such Holder. In the event a Holder shall elect to convert any or all of the Stated Value of its Series B Preferred Stock, the Corporation may not refuse conversion based on any claim that such Holder or anyone associated or affiliated with such Holder has been engaged in any violation of law, agreement or for any other reason, unless an injunction from a court, on notice to Holder, restraining and/or enjoining conversion of all or part of the Series B Preferred Stock of such Holder shall have been sought and obtained, and the Corporation posts a surety bond for the benefit of such Holder in the amount of 100% of the Stated Value of Series B Preferred Stock which is subject to the injunction, which bond shall remain in effect until the completion of arbitration/litigation of the underlying dispute and the proceeds of which shall be payable to such Holder to the extent it obtains judgment. In the absence of such injunction, the Corporation shall issue Conversion Shares and, if applicable, cash, upon a properly noticed conversion. If the Corporation fails to deliver to a Holder such Conversion Shares pursuant to Section 6(c)(i) on the Share Delivery Date applicable to such conversion, the Corporation shall pay to such Holder, in cash, as liquidated damages and not as a penalty, for each $1,000 of Stated Value of Series B Preferred Stock being converted, $3,000 per Trading Day for each Trading Day after the first Trading Day after the Share Delivery Date until such Conversion Shares are delivered or Holder rescinds such conversion. Nothing herein shall limit a Holder’s right to pursue actual damages for the Corporation’s failure to deliver Conversion Shares within the period specified herein and such Holder shall have the right to pursue all remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief. The exercise of any such rights shall not prohibit a Holder from seeking to enforce damages pursuant to any other Section hereof or under applicable law.

(iv) Compensation for Buy-In on Failure to Timely Deliver Conversion Shares Upon Conversion. In addition to any other rights available to the Holder, if the Corporation fails for any reason to deliver to a Holder the applicable Conversion Shares by the Share Delivery Date pursuant to Section 6(c)(i), and if after such Share Delivery Date such Holder is required by its brokerage firm to purchase (in an open market transaction or otherwise), or the Holder’s brokerage firm otherwise purchases, shares of Common Stock to deliver in satisfaction of a sale by such Holder of the Conversion Shares which such Holder was entitled to receive upon the conversion relating to such Share Delivery Date (a “Buy-In”), then the Corporation shall (A) pay in cash to such Holder (in addition to any other remedies available to or elected by such Holder) the amount, if any, by which (x) such Holder’s total purchase price (including any brokerage commissions) for the Common Stock so purchased exceeds (y) the product of (1) the aggregate number of shares of Common Stock that such Holder was entitled to receive from the conversion at issue multiplied by (2) the actual sale price at which the sell order giving rise to such purchase obligation was executed (including any brokerage commissions) and (B) at the option of such Holder, either reissue (if surrendered) the shares of Series B Preferred Stock equal to the number of shares of Series B Preferred Stock submitted for conversion (in which case, such conversion shall be deemed rescinded) or deliver to such Holder the number of shares of Common Stock that would have been issued if the Corporation had timely complied with its delivery requirements under Section 6(c)(i). For example, if a Holder purchases shares of Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of shares of Series B Preferred Stock with respect to which the actual sale price of the Conversion Shares (including any brokerage commissions) giving rise to such purchase obligation was a total of $10,000 under clause (A) of the immediately preceding sentence, the Corporation shall be required to pay such Holder $1,000. The Holder shall provide the Corporation written notice indicating the amounts payable to such Holder in respect of the Buy-In and, upon request of the Corporation, evidence of the amount of such loss. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Corporation’s failure to timely deliver Conversion Shares upon conversion of the shares of Series B Preferred Stock as required pursuant to the terms hereof.

(d) Beneficial Ownership Limitation. Notwithstanding anything herein to the contrary, a Holder shall not have the right to convert any portion of the Series B Preferred Stock pursuant to Section 6(a), to the extent that, after giving effect to such attempted conversion set forth on an applicable Notice of Conversion with respect to the Series B Preferred Stock, such Holder (or any of such Holder’s affiliates or any other Person who would be a beneficial owner of Common Stock beneficially owned by the Holder for purposes of Section 13(d) or Section 16 of the Exchange Act and the applicable rules and regulations of the Commission, including any “group” of which the Holder is a member (the foregoing, “Attribution Parties”)) would beneficially own a number of shares of Common Stock in excess of the Beneficial Ownership Limitation. For purposes of the foregoing sentence, the aggregate number of shares of Common Stock beneficially owned by such Holder and its Attribution Parties shall include the number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock subject to the Notice of Conversion with respect to which such determination is being made, but shall exclude the number of shares of Common Stock which are issuable upon (A) conversion of the remaining, unconverted Series B Preferred Stock beneficially owned by such Holder or any of its Attribution Parties, and (B) exercise or conversion of the unexercised or unconverted portion of any other securities of the Corporation (including any warrants) beneficially owned by such Holder or any of its Attribution Parties that are subject to and would exceed a limitation on conversion or exercise similar to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this Section 6(d), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the applicable rules and regulations of the Commission, and the terms “beneficial ownership” and “beneficially own” have the meanings ascribed to such terms therein. In addition, for purposes hereof, “group” has the meaning set forth in Section 13(d) of the Exchange Act and the applicable rules and regulations of the Commission. For purposes of this Section 6(d), in determining the number of outstanding shares of Common Stock, a Holder may rely on the number of outstanding shares of Common Stock as stated in the most recent of the following: (A) the Corporation’s most recent periodic or annual filing with the Commission, as the case may be, (B) a more recent public announcement by the Corporation that is filed with the Commission, or (C) a more recent notice by the Corporation or the Corporation’s transfer agent to the Holder setting forth the number of shares of Common Stock then outstanding. Upon the written request of a Holder (which may be by email), the Corporation shall, within two (2) Trading Days thereof, confirm in writing to such Holder (which may be via email) the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to any actual conversion or exercise of securities of the Corporation, including shares of Series B Preferred Stock, by such Holder or its Attribution Parties since the date as of which such number of outstanding shares of Common Stock was last publicly reported or confirmed to the Holder. The “Beneficial Ownership Limitation” shall initially be set at 4.99% for each Holder and its Attribution Parties and may be adjusted at the discretion of the Holder to a percentage between 4.99% and 19.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock pursuant to such Notice of Conversion, to the extent permitted by this Section 6(d). The Corporation shall be entitled to rely on representations made to it by the Holder in any Notice of Conversion regarding its Beneficial Ownership Limitation. Notwithstanding the foregoing, by written notice to the Corporation, (i) which will not be effective until the sixty-first (61st) day after such written notice is delivered to the Corporation, the Holder may reset the Beneficial Ownership Limitation percentage to a higher percentage, not to exceed 19.99%, to the extent then applicable and (ii) which will be effective immediately after such notice is delivered to the Corporation, the Holder may reset the Beneficial Ownership Limitation percentage to a lower percentage (but in no event less than 4.99%). Upon such a change by a Holder of the Beneficial Ownership Limitation, not to exceed 19.9%, the Beneficial Ownership Limitation may not be further amended by such Holder without first providing the minimum notice required by this Section 6(d). Notwithstanding the foregoing, at any time following notice of a Fundamental Transaction, the Holder may waive and/or change the Beneficial Ownership Limitation effective immediately upon written notice to the Corporation and may reinstitute a Beneficial Ownership Limitation at any time thereafter effective immediately upon written notice to the Corporation. The provisions of this Section 6(d) shall be construed, corrected and implemented in a manner so as to effectuate the intended Beneficial Ownership Limitation herein contained and the shares of Common Stock underlying the securities in excess of the Beneficial Ownership Limitation shall not be deemed to be beneficially owned by the Holder for any purpose including for purposes of Section 13(d) or Rule 16a-1(a)(1) of the Exchange Act.

(e) Conversion Adjustments. The Conversion Price shall be subject to adjustment from time to time as follows:

(i) Stock Dividends and Splits. If the Corporation, at any time while the Series B Preferred Stock is outstanding, (A) pays a stock dividend or otherwise makes a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Corporation upon conversion of or payment of Dividends on the Series B Preferred Stock), (B) subdivides outstanding shares of Common Stock into a larger number of shares, (C) combines (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (D) issues by reclassification of shares of the Common Stock any shares of capital stock of the Corporation, then in each case the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to this clause (i) shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification.

(ii) Subsequent Rights Offerings. In addition to any adjustments pursuant to Section 6(e)(i) above, if at any time the Corporation grants, issues or sells any Common Stock Equivalents or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of shares of Common Stock (the “Purchase Rights”), then the Holder of Series B Preferred Stock will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Common Stock acquirable upon complete conversion of such Holder’s Series B Preferred Stock (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Purchase Right to such extent (or beneficial ownership of such shares of Common Stock as a result of such Purchase Right to such extent) and such Purchase Right to such extent shall be held in abeyance for the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation).

(iii) Intentionally Deleted

(iv) Pro Rata Distributions. If the Corporation, at any time while the Series B Preferred Stock is outstanding, distributes to all holders of Common Stock (A) evidences of its indebtedness, (B) any security (other than a distribution of Common Stock covered by the preceding clause (i)), (C) rights or warrants to subscribe for or purchase any security, or (D) any other asset (in each case, “Distributed Property”), then in each case the Conversion Price shall be adjusted by multiplying the Conversion Price in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such distribution by a fraction of which the denominator shall be the VWAP of the Common Stock on the Trading Day immediately following the date of such distribution and of which the numerator shall be such VWAP on such Trading Day less the then fair market value at such record date of the portion of the Distributed Property so distributed applicable to one outstanding share of the Common Stock as determined by the Board in good faith. In either case the adjustments shall be described in a statement provided to the Holders of the Series B Preferred Stock of the portion of the Distributed Property so distributed and the calculation of such adjustments. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date mentioned above.

(v) Fundamental Transaction. If, at any time while the Series B Preferred Stock is outstanding, (A) the Corporation effects any merger or consolidation of the Corporation with or into another entity, (B) the Corporation effects any sale of all or substantially all of its assets in one transaction or a series of related transactions, (C) any tender offer or exchange offer (whether by the Corporation or another entity) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (D) the Corporation effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a “Fundamental Transaction”), then, upon any subsequent conversion of the Series B Preferred Stock, the holders thereof shall have the right to receive, for each share of Common Stock that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of one share of Common Stock (the “Alternate Consideration”). The Corporation shall not effect any such Fundamental Transaction unless prior to or simultaneously with the consummation thereof, any successor to the Corporation, surviving entity or other person (including any purchaser of assets of the Corporation) shall assume in writing all of the obligations of the Corporation under this Certificate of Designation, in accordance with the provisions of this Certificate of Designation, and shall deliver to each Holder of Series B Preferred Stock a written notice briefly describing the Fundamental Transaction and stating that such successor, surviving entity or other person has assumed such obligations.

(vi) Calculations. All calculations under this Section 6(e) shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 6(e), the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding treasury shares, if any) issued and outstanding.

(vii) Notice of Adjustments. Upon the occurrence of each adjustment pursuant to this Section 6(e), the Corporation at its expense will promptly compute such adjustment in accordance with the terms of this Certificate of Designation and prepare a certificate setting forth such adjustment, including a statement of the adjusted Conversion Price and the number of shares of Common Stock and other securities or property issuable upon conversion of each share of Series B Preferred Stock, at least ten (10) days prior to the record date or effective date, as the case may be, of the transaction or event giving rise to such adjustment and following the record date or effective date of such transaction or event. Upon the occurrence of any such record date or effective date, the Corporation shall deliver a copy of such certificate to each Holder of Series B Preferred Stock at such Holder’s last address as shown on the books of the Corporation.

(f) Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series B Preferred Stock. In lieu of any fractional shares to which the Holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the Conversion Price on the Conversion Notice Date.

(g) Reservation of Common Stock. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the Series B Preferred Stock, such number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series B Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series B Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(h) Issuance of Certificates. As soon as practicable after the surrender of the certificate or certificates for Series B Preferred Stock and the delivery of the written notice of conversion as aforesaid, the Corporation shall issue and deliver, or cause to be issued and delivered, to the Holder or Holders thereof a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a check or wire transfer in payment of any fractional shares as provided in Section 6(f) hereof.

(i) No Reissuance of Series B Preferred Stock. In the event any shares of Series B Preferred Stock shall be converted pursuant to this Section 6 or redeemed pursuant to Section 7 hereof, the shares so converted or redeemed shall be canceled and shall not be issuable by the Corporation.

(j) Transfer Taxes. The issuance of certificates for shares of the Common Stock upon conversion of the Series B Preferred Stock shall be made without charge to any Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificates, provided that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the registered Holder(s) of such shares of Series B Preferred Stock and the Corporation shall not be required to issue or deliver such certificates unless or until the Person or Persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

7. Redemption.

(a) Optional Redemption by the Corporation. The Corporation may, at any time and at its sole option, request to redeem all or any portion of the outstanding shares of Series B Preferred Stock at a price per share equal to the Stated Value plus all accrued and unpaid Dividends thereon (the “Redemption Price”), by delivering a written notice (the “Redemption Notice”) to each Holder of Series B Preferred Stock at least 10 Trading Days prior to the date fixed for redemption (the “Optional Redemption Date”). The Redemption Notice shall state (i) the Optional Redemption Date, (ii) the number of shares of Series B Preferred Stock to be redeemed, (iii) the Redemption Price, and (iv) the place where the certificate or certificates for Series B Preferred Stock are to be surrendered for payment of the Redemption Price. During the period from the date of delivery of the Redemption Notice until the Optional Redemption Date, each Holder of Series B Preferred Stock shall have the right to convert such Holder’s shares of Series B Preferred Stock into Common Stock in accordance with Section 6 hereof.

(b) Mandatory Redemption at the Mandatory Redemption Date. On the Mandatory Redemption Date, the Corporation shall redeem all outstanding shares of Series B Preferred Stock at the Redemption Price. If the Holder elects to extend the Mandatory Redemption Date to December 31, 2026, such election shall be made by written notice to the Corporation at least five (5) Trading Days prior to August 30, 2026.

(c) Mandatory Redemption Upon Event of Default. Upon the occurrence of any Event of Default, the Corporation shall, within five (5) Business Days following written notice from any Holder (an “Event of Default Redemption Notice”), mandatorily redeem all outstanding shares of Series B Preferred Stock held by such Holder at a price per share equal to the Mandatory Default Amount (the “Event of Default Redemption”). Upon delivery of an Event of Default Redemption Notice, the obligation of the Corporation to redeem the applicable shares of Series B Preferred Stock shall be absolute and unconditional and shall not be subject to any defense, right of setoff, counterclaim, rescission, recoupment or other right of the Corporation or any other Person. The Event of Default Redemption shall be made in cash by wire transfer of immediately available funds to an account designated by the Holder. If the Corporation fails to pay the Mandatory Default Amount to the Holder within the five (5) Business Day period specified above, the Corporation shall pay to the Holder, in addition to the Mandatory Default Amount, interest thereon at a rate equal to the Dividend Rate plus five percent (5%) per annum, accruing daily from the date such payment was due until paid in full.

(d) Surrender of Certificates; Payment of Redemption Price. On or before the applicable Optional Redemption Date or Mandatory Redemption Date, each Holder of shares of Series B Preferred Stock to be redeemed on such Optional Redemption Date or Mandatory Redemption Date, unless such Holder has exercised his, her or its right to convert such shares as provided in Section 6, shall, if a Holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered Holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Series B Preferred Stock represented by a certificate are redeemed, a new certificate, instrument, or book entry representing the unredeemed shares of Series B Preferred Stock shall promptly be issued to such Holder.

(e) Status of Redeemed Shares. Any shares of Series B Preferred Stock that are redeemed by the Corporation pursuant to this Section 7 shall be canceled and shall not be reissued by the Corporation.

8. Notices. Any and all notices or other communications or deliveries hereunder (including, without limitation, any Redemption Notice or notice of adjustment) shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile or email attachment at the facsimile number or email address specified in the books and records of the Corporation as of the date of such transmission prior to 5:30 p.m. (New York City time) on a Trading Day, (ii) the Trading Day after the date of transmission, if such notice or communication is delivered via facsimile or email attachment at the facsimile number or email address specified in the books and records of the Corporation as of the date of such transmission on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (iii) the Trading Day following the date of mailing, if sent by nationally recognized overnight courier service specifying next Business Day delivery, or (iv) upon actual receipt by the party to whom such notice is required to be given, if by hand delivery. The address for such notices or communications shall be as set forth in the books and records of the Corporation.

9. Miscellaneous.

(a) Lost or Mutilated Certificates. Upon receipt by the Corporation of evidence reasonably satisfactory to the Corporation of the loss, theft, destruction or mutilation of any certificates representing Series B Preferred Stock, and, in the case of loss, theft or destruction, of indemnity reasonably satisfactory to the Corporation, and upon surrender and cancellation of the certificate(s), if mutilated, the Corporation shall execute and deliver new certificate(s) of like tenor and date.

(b) Waiver. Any waiver by the Corporation or a Holder of Series B Preferred Stock of a breach of any provision of this Certificate of Designation shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designation. The failure of the Corporation or a Holder of Series B Preferred Stock to insist upon strict adherence to any term of this Certificate of Designation on one or more occasions shall not be considered a waiver or deprive that party (or any other Holder of Series B Preferred Stock) of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designation. Any waiver by the Corporation or a Holder of Series B Preferred Stock must be in writing.

(c) Severability. If any provision of this Certificate of Designation is invalid, illegal or unenforceable, the balance of this Certificate of Designation shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law.

(d) Next Business Day. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

(e) Headings. The headings contained herein are for convenience only, do not constitute a part of this Certificate of Designation and shall not be deemed to limit or affect any of the provisions hereof.

(f) Status of Converted or Redeemed Series B Preferred Stock. If any shares of Series B Preferred Stock shall be converted, redeemed or reacquired by the Corporation, such shares shall resume the status of authorized but unissued shares of preferred stock and shall no longer be designated as Series B Preferred Stock.

***

IN WITNESS WHEREOF, NextTrip, Inc. has caused this Certificate of Designation of Preferences, Rights and Limitations of Series B Convertible Preferred Stock to be duly executed by its Chief Executive Officer on May 6, 2026.

NEXTTRIP, INC.

By:	/s/ William Kerby
Name:	William Kerby
Title:	Chief Executive Officer

ANNEX A

NOTICE OF CONVERSION

(TO BE EXECUTED BY THE REGISTERED HOLDER IN ORDER TO CONVERT SHARES OF SERIES B CONVERTIBLE PREFERRED STOCK)

Reference is made to the Certificate of Designation of the Articles of Incorporation of NextTrip, Inc., a Nevada corporation (the “Corporation”) establishing the terms, preferences and rights of the Series B Convertible Preferred Stock, $0.001 par value (the “Series B Preferred Stock”) of the Corporation (the “Certificate of Designation”). In accordance with and pursuant to the Certificate of Designation, the undersigned hereby elects to convert the number of shares of Series B Preferred Stock indicated below into shares of common stock, $0.001 par value per share (the “Common Stock”), of the Corporation, as of the date specified below.

Date of Conversion:	____________________________________________________

Aggregate number of shares of Series B Preferred Stock to be converted:	_______________________________________

Aggregate Stated Value of such shares of Series B Preferred Stock to be converted:	_______________________________________

Aggregate accrued and unpaid Dividends with respect to such shares of Series B Preferred Stock to be converted:	_______________________________________

AGGREGATE CONVERSION AMOUNT TO BE CONVERTED:	_______________________________________

Please confirm the following information:

Conversion Price:	____________________________________________________

Number of shares of Common Stock to be issued:	______________________________________

Please issue the Common Stock into which the applicable shares of Series B Preferred Stock are being converted to Holder, or for its benefit, as follows:

☐ Check here if requesting delivery as a certificate to the following name and to the following address:

Issue to:

☐ Check here if requesting delivery by Deposit/Withdrawal at Custodian as follows:

Broker No.: ________________

Account No.: _______________

[HOLDER]

By:
Name:
Title: